The OLB Group, Inc.

200 Park Avenue, Suite 1700

New York, NY 10166

April 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Daniel Morris

Re:	The OLB Group, Inc.

Registration Statement on Form S-3

File No. 333-255152

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The OLB Group, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will be declared effective at 4:30 p.m., Eastern Time, on Monday, May 3, 2021 or as soon thereafter as practicable

Very truly yours,

/s/ Ronny Yakov
By: Ronny Yakov
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP